ASX RELEASE | November 14, 2019 | ASX:PLL; NASDAQ:PLL

RESULTS OF ANNUAL GENERAL MEETING

Piedmont Lithium Limited (ASX: PLL; NASDAQ: PLL) (“Piedmont” or “Company”) advises that the Company’s Annual General Meeting was held today, November 14, 2019, at 10.00am (WST).
The resolutions voted on were in accordance with the Notice of Annual General Meeting previously advised to the Australian Securities Exchange (“ASX”).
All resolutions were decided on and carried by way of a poll.
In accordance with Section 251AA of the Corporations Act 2001, the details of the poll and the proxies received in respect of each resolution are set out in the attached summary.
For further information, contact:

Keith D. Phillips | President & CEO	Anastasios (Taso) Arima | Executive Director
T: +1 973 809 0505	T: +1 347 899 1522
E: kphillips@piedmontlithium.com	E: tarima@piedmontlithium.com

PIEDMONT LITHIUM LIMITED

ABN 50 002 664 4953

www.piedmontlithium.com

+61 8 9322 6322

+61 8 9322 6558

info@piedmontlithium.com

New York Office

28 WE 44th Street, Suite 810

NEW YORK NY 10036

Registered Office

Level 9, 28 The Esplanade

PERTH WA 6000

Piedmont Lithium Limited
Annual General Meeting
November 14, 2019

Resolution	Number of Proxy Votes				Number of Votes cast on the Poll			Result
	For	Against	Abstain	Proxy’s Discretion	For	Against	Abstain
1. Remuneration Report	121,720,556	67,962,897	22,059,091	126,561	123,342,117	67,962,897	22,059,091	Carried on vote by poll*
2. Re-election of Director – Mr Anastasios Arima	210,708,973	1,023,571	-	136,561	212,340,534	1,023,571	-	Carried on vote by poll
3. Re-election of Director – Mr Levi Mochkin	210,708,973	1,023,571	-	136,561	212,340,534	1,023,571	-	Carried on vote by poll
4. Approval of Additional 10% Placement Capacity	207,987,497	3,745,047	-	136,561	210,719,058	3,745,047	-	Carried on vote by poll

* Advisory Resolution 1, Remuneration Report, had more than 25% of the votes cast against the resolution. This constitutes a First Strike as per Section 250U of the Corporations Act 2001.